

December 1, 2014

Via U.S. mail
Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed on February 26, 2014**
> **File No. 001-10409**

Dear Mr. Edgecliffe- Johnson:

We have reviewed your response letter dated October 23, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2013

Group Financial Statements

Accounting Policies, page 111

Cash and cash equivalents, page 113

1) We note your response to our prior comment 1. In future periodic filings please include disclosure highlighting the distinction between cash flows that are offset in the statement of cash flows and cash and cash equivalent balances that are offset in the statement of financial position. Additionally, include a discussion of the countries in which bank overdrafts form part of the Group's cash management and those where they do not. Within your response provide an example of your intended disclosure.

Critical accounting policies and the use of judgements, estimates and assumptions, page 115

System Fund, page 115

2) We note your response to our prior comments 2 & 3. Please provide a more detailed description of how you determined it was not necessary to consolidate the Fund. Please cite the specific accounting guidance you relied upon in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant